# HSBC

**July 2011**
Pricing Sheet dated July 27, 2011 relating to
Free Writing Prospectus dated June 24, 2011
Registration Statement No. 333-158385
Filed pursuant to Rule 433

## STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

## PLUS Based on the Value of the S&P 500® Index due August 28, 2012
Performance Leveraged Upside Securities[SM]

| PRICING TERMS – July 25, 2011 | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Maturity date: | August 28, 2012, subject to adjustment as described in the accompanying underlying supplement no. 3 |
| Underlying index: | S&P 500® Index |
| Aggregate principal amount: | $11,825,550 |
| Payment at maturity: | • If the final index value is *greater than* the initial index value:<br>    $10 + the leveraged upside payment<br>    *In no event will the payment at maturity exceed the maximum payment at maturity.*<br>• If the final index value is *less than or equal to* the initial index value:<br>    $10 x the index performance factor<br>    *This amount will be less than or equal to the stated principal amount of $10.* |
| Leveraged upside payment: | $10 x leverage factor x index percent increase |
| Leverage factor: | 200% |
| Index percent increase: | (final index value – initial index value) / initial index value |
| Initial index value: | 1,337.43, which was the index closing value on the pricing date as determined by the calculation agent |
| Final index value: | The index closing value on the valuation date as determined by the calculation agent |
| Valuation date: | August 23, 2012, subject to adjustment as described in the accompanying underlying supplement no. 3 |
| Index performance factor: | final index value / initial index value |
| Maximum payment at maturity: | $11.51 per PLUS (115.10% of the stated principal amount) |
| Stated principal amount: | $10 per PLUS |
| Issue price: | $10 per PLUS (see "Commissions and Issue Price" below) |
| Pricing date: | July 25, 2011 |
| Original issue date: | July 28, 2011 (3 business days after the pricing date) |
| CUSIP: | 40433C734 |
| ISIN: | US40433C7341 |
| Listing: | The PLUS will not be listed on any securities exchange. |
| Agent: | HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)" in the accompanying free writing prospectus dated June 24, 2011. |

| Commissions and Issue Price: | Price to Public[(1)] | Fees and Commissions[(1)(2)] | Proceeds to Issuer |
|---|---|---|---|
| Per PLUS | $10 | $0.20 | $9.80 |
| Total | $11,825,550 | $236,511 | $11,589,039 |

(1) The actual price to public and fees and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. Please see "Syndicate Information" on page 5 of the accompanying free writing prospectus for further details about the applicable price to public and fees and commissions.

(2) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.20 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.20 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)" on page 5 of the accompanying free writing prospectus.

**You should read this document together with the free writing prospectus describing the offering and the related underlying supplement no. 3, product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.**

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420411037560/v226999_fwp.htm
The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm
The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

**The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.**

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement no. 3 if you request them by calling toll-free 1-866-811-8049.

"Performance Leveraged Upside Securities[SM]" and "PLUS[SM]" are service marks of Morgan Stanley.